PRESS RELEASE
Press Release No. 07-08

METALLICA RESOURCES ANNOUNCES RESIGNATION OF DIRECTOR

Toronto, Ontario - June 22, 2007 - Metallica Resources Inc. announced today that Oliver Lennox-King has resigned his position as a director of the company in order to focus on his other business activities. His resignation is effective immediately.

Craig J. Nelsen, Chairman of Metallica, stated "Oliver has been a director of Metallica since its inception in 1994 and his counsel, wisdom and keen sense of the market will be missed. On behalf of the Board, we wish him well in his future endeavors."

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 92.2 million shares outstanding. As of March 31, 2007 it had approximately US$36 million in cash and cash equivalents with no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.